UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2020

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated January 2, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: January 2, 2020	By:	/s/ Daniel Tassé
		Name:	Daniel Tassé
		Title:	Chief Executive Officer

Exhibit 99.1

DBV Technologies Announces Appointment of Ramzi Benamar as Chief Financial Officer

DBV Technologies (Euronext: DBV - ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced the appointment of Ramzi Benamar as its Chief Financial Officer (CFO), effective January 6, 2020. Ramzi will serve as a member of the Executive Committee and report to Daniel Tassé, Chief Executive Officer of DBV Technologies.

Daniel Tassé stated, “I am thrilled to have Ramzi join DBV in the critical role of CFO, bringing tremendous financial leadership capabilities, a focus on capital deployment strategies, and a rich background in both R&D and commercial biotechnology companies. As we continue to prepare for the potential approval of Viaskin Peanut, I believe Ramzi’s financial planning experience and track record of business and portfolio building, will help drive DBV through our next stages of growth.”

Ramzi brings more than two decades of experience in biopharmaceutical finance and business operations roles. He most recently served as Vice President and Head of Financial Planning and Analysis for Spark Therapeutics, where he reported directly to the CFO, providing financial leadership across the company and supporting the design and implementation of product launch plans, including pricing strategy, marketing, sales, market access, contracting and distribution. Previously, Ramzi held various positions of increasing responsibilities in R&D finance, as well as in Analytics, Strategy and Operations at Merck, Johnson & Johnson and Shire Plc. Ramzi earned both his M.B.A and B.B.A in Marketing and Finance from Temple University, and his Master of Healthcare and Pharmaceutical Business Administration from University of the Sciences in Philadelphia. Originally from Lyon, France, Ramzi speaks fluent French and English. He will be based in the U.S. but spend a significant amount of time in France.

“I look forward to joining DBV’s experienced and driven team at this very exciting time in the company’s evolution,” said Ramzi Benamar. “I am impressed with the potential of the Viaskin technology platform and look forward to working with Daniel, and everyone at DBV in their mission to bring innovative treatments to patients with food allergies and other immunological diseases. Additionally, as the parent of a child who suffers from a food allergy, I understand the seriousness and burden of food allergies on patients and caregivers, as well as the pressing need for treatment options.”

Sébastien Robitaille, who assumed the role of interim CFO in August 2019, will continue in his role as Chief of Staff.

About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT™, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of the EPIT™ platform and Viaskin® Peanut as a treatment for peanut-allergic children. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and the risk that historical clinical results in one patient population may not be predictive of future clinical trial results in different patient populations. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com